UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.) *

W TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92934S502

(CUSIP Number)

Charles Flynn, President Mid Atlantic Capital Associates, Inc.,

(9440 Santa Monica Blvd, Suite 301

Beverly Hills, CA 90210 Phone: (310)691-2470)

February 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies ae to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92934-S502	13D	Page 2 of 5

___________________________________________________________________________________________________

1.     Name of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities Only)

Mid Atlantic Capital Associates, Inc., (“MACA”)

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2.     Check the Appropriate ox if a Member of a Group (See Instructions)

(a) ☐   (b) ☐

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3.     SEC Use Only

______________________________________________________________________________________________________

4.     Source of Funds (See Instructions)

See (a) below.

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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).  ☐

_____________________________________________________________________________________________________

6.     Citizenship or Place of Organization:

British Columbia

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7.     Sole Voting Power

Number of          200,000,000 See (a) below

     Shares     ______________________________________________________________________________________

Beneficially      8.     Shared Voting Power

Owned by

Each Reporting               0

Person With     _______________________________________________________________________________________

9.     Sole Dispositive Power

 200,000,000 — See (a) below.

_____________________________________________________________________________________________

10.     Shared Dispositive Power

0

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person

200,000,000 See(a) below.

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12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐

____________________________________________________________________________________________________________

13.     Percent of Class Represented by Amount in Row (11)

99.5%

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14.     Type of Reporting Person

CO

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      (a) MACA owns 1,000,000 shares of Series F Preferred Stock (the “Series F Stock”). Each share of Series F Stock is convertible into 200 shares of common stock, and it has a number of votes equal to the number of shares of common stock into which it is convertible, voting with the common stock together as one class, which results in all 1,000,000 shares of Series F Stock have 200 Million votes. On December 11, 2020, all 1,000,000 shares of Series F Stock were issued and sold to MACA for a total consideration of $100. MACA now has the ability through its ownership of the Series F Stock, to elect directors of its choosing and thus is able to control the directors of the Company.

CUSIP No. 92934-S502	13D	Page 3 of 5

Item 1: Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Shares”), of W Technologies, Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 9440 Santa Monica Boulevard, Suite 301, Beverly Hills, CA 90201.

Item 2: Identity and Background

a.	This Schedule 13D is being filed by MACA (the “Reporting Person”).
b.	The principal business address of the Reporting Person is 9440 Santa Monica Boulevard, Suite 301, Beverly Hills, California 90201.
c.	The Reporting Person is the President of the Reporting Person, with address at 9440 Santa Monica Boulevard, Suite 301, Beverly Hills, CA 90201.
d.	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.

The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a British Columbia corporation.

Item 3: Source and Amount of Funds or Other Considerations

On November 6, 2019, W Tech entered into an agreement (the “11/6/19 Agreement’) with MACA pursuant to which MACA would acquire a controlling equity interest in the Company through certain transactions. By Letter Agreement dated December 7, 2020 (the “12/7/20 Agreement”) the 11/6/19 Agreement was replaced in full. The 12/7/20 Agreement provides that (i) the Company would assign a new note off the Company, of which $399,832 is principal and interest of $173,400 (the “Note”) to MACA; (ii) the Company will cancel certain preferred stock of the Company; (iii) the Company would issue 550,000 restricted shares of common stock of the Company, valued at $275,000; (iv) the Company would issue a convertible note for $40,753 to MACA in repayment of expenses paid by MACA (the “Expense Note”), and (v) the Company would issue 500,000 shares of newly designated Series F Preferred Stock of the Company (the “Series F Stock”) to MACA. Subsequent to the execution of the 12/7/20 Agreement, the Company and MACA amended some of the terms of the 12/7/20 Agreement by oral agreement. Pursuant to such agreements, on December 9, 2020, the Company filed Certificates of Withdrawal with the Secretary of State of the State of Delaware to withdraw the Certificates of Designation for the Company’s Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, as no shares of any such series of preferred stock remained outstanding. On December 10, 2020, the Company designated 1,000,000 shares of its preferred stock as the Series F Stock.

Item 4: Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes. The Reporting Person intends to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Person may from time to time consult with management and other shareholders of the Issuers;

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Items 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

CUSIP No. 92934-S502	13D	Page 4 of 5

Item 5: Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 200,000,000 Shares, representing approximately 99.5% of the outstanding Shares. The calculation of the percentage of outstanding Shares, held by the Reporting Person is based on 3,355,016 Shares outstanding, as of February 12, 2021.

(b) The Reporting Person has the sole power to vote or direct the vote of 200,000,000 Shares to which this filing relates. The Reporting Person has the sole power to dispose of or direct the disposition of 200,000,000 Shares to which this filing relates.

(c) The Reporting Person has not elected any other transactions of the Shares during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 200,000,000 Shares.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

CUSIP No. 92934-S502	13D	Page 5 of 5

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete, and correct.

Dated:     February 18, 2021

MID ATLANTIC CAPITAL ASSOCIATES, INC.

By: /s/ Charles Flynn_____________

Charles Flynn, President